Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

Michael Sonnenshein on CNBC Squawk Box 1.11.2024

ANDREW SORKIN: welcome back to "squaw box." a water shed moment for the crypto industry happening today. really happened yesterday. 11 bitcoin ETFs set to begin trading in two hours from now. a very long road to regulatory approval, particularly for our next guest, whose Grayscale Bitcoin Trust is among those approved, happening in large part because of a lawsuit that the company brought in. joining us now first on cnbc Grayscale's ceo Michael Sonnenshein, good morning to you.

MICHAEL SONNENSHEIN: Good morning

SORKIN: you were getting a shoutout earlier from Brian Armstrong, I don’t know if you saw a little bit earlier. because a lot of this would not have happened had you not pursued this in the way you did. i want to ask you, broadly, did you celebrate last night? what is going on here?

SONNENSHEIN: you know, the last couple of hours have just been a complete blur. when we got that phone call yesterday that our 19 b 4 had been approved and our s3 had been deemed effective, it was almost an out of body experience.

SORKIN: you knew it was coming?

SONNENSHEIN: you know, i think we knew it was coming, we were optimistic, we were steadfast in our conviction around this. but this is really the culmination of ten years of work. and investor support, the Grayscale team, everybody has been working tirelessly toward this outcome.

SORKIN: what does this fundamentally mean for Grayscale?

SONNENSHEIN: it means it is the beginning of having GBTC trade on the new york stock exchange. We’ve now have a whole family of investment products that have been following a very prescribed life cycle from private placement, now all the way to etf. GBTC is the first of those products to do that. And the rest of the Grayscale family of products can start to move along that continuum as well.

SORKIN: let me ask you a question, though. You were in a monopoly of sorts prior to this. if you wanted access to bitcoin, not owning it directly, but in the form of a fund, if you will, you were the only way to do it. Now you're going to have to compete against 10 plus others, many of which are going to try to do it at a much lower fee schedule than you do. What is that going to do?

SONNENSHEIN: Well, we have been prepared for a world in which there are multiple spot products. GBTC has certainly been the product that’s forged the path and we look forward to the path for all the other issuers to come to market. Our court victory, our guts, our operations, our disclosures, our work with the SEC, investors should have choice. but GBTC is coming to a market in a very differentiated way. it is going to be as of this morning the second largest spot commodity etf in the world. It has $28 billion of assets under management, and other issuers may try and differentiate on fees for GBTC, it’s about size, liquidity and track record.

SORKIN: one of the things, I don't know if you saw Anthony Pompliano was on the broadcast earlier in the 6:00 hour, he made an interesting point given your fees are going to be materially higher than BlackRock or just about almost everybody else, he said, look, these guys may not need to go after new money. They just need to keep the money they've got. and maybe build upon that with other ETFs and other funds. Is that the strategy that you're pursuing or is there something else going on?

SONNENSHEIN: well I think we're certainly focused on building the ecosystem around GBTC. for example, GBTC trading on the otc market since 2015, never had listed options, right? now that it trades on NYSE, you can now see the development of an options market around GBTC. you really can see how investors can continue to compile their bitcoin exposure around the market --

SORKIN: what is the distinction between me going off and buying the BlackRock fund versus buying yours?

SONNENSHEIN: it is about the asset manager behind it. we're a crypto specialist. we weather all different types of speed bumps and advancements within the crypto ecosystem for a lot of asset managers and issuers, this is the first time they're dealing with the complexities that go into running these types of products.

BECKY QUICK: you don't think BlackRock is up to the challenge?

SONNENSHEIN: I’m not going to speculate on how well other asset managers will or won't navigate that. what I can say is over these last ten years we have learned countless times through countless cycles that this is not a straightforward process

QUICK: why are your fees higher? 1.5% vs 0.2%.

SONNENSHEIN: I think that you will, you know Becky we’ve talked about fees, we promised investors we would lower fees, we did, we reduced by 25%. you have countless examples across the etf space where you have category leaders that are not the lowest cost option.

QUICK: no but Michael when you look at the screen across the board you're significantly, significantly, multiples higher than everybody else out there.

SONNENSHEIN: yes. because GBTC has differentiated characteristics. there are not -- there are no assets in these other products. they're starting from zero. and GBTC, again, has that market leading liquidity. it traded over $650 million notionally yesterday alone.

QUICK: I know but BlackRock is like the biggest of the big. If you're just looking at that liquidity and where you have things backed up, I’m really curious, make the case for me why I should pay 1.5% versus 0 to 0.2%?

SONNENSHEIN: we certainly did a lot of research around this, the market in the US is just starting today. if you look at other geographies around the world, you have seen products that have fees that carry anywhere from 125 basis points to even 175 basis points. whether that's in Europe, Canada, elsewhere. so there are market precedents for crypto products as well.

SORKIN: what are the pitfalls? you said you learned a lot over the last ten years. to the extent that we have to watch and be careful about everybody else, I’ll just -- where can they screw it up? what are the problems that these funds could have? if you're –

JOE KERNEN: you're going to have to come down.

SORKIN: no.

KERNEN: he's going to have to come down. you can stand on –

SORKIN: if you're a customer, if you're a customer buying an etf, how can it get screwed up? tell me how it gets screwed up so i understand why going with you might be better than going with a newer player who can screw it up arguably.

SONNENSHEIN: so again, we're a crypto specialist. there are times over the course of bitcoin's history when transactions have gotten clogged in the mempool, there have been forks and air drops on the bitcoin network, when we have had to work proactively with whether it is accountants, auditors, to transform accounting systems, to account for eight decimal places that bitcoin has.

QUICK: Pompliano said it’s because you have a lot of assets already and you are basically gaining them by keeping them there.

SONNENSHEIN: we are not gaining assets at all. We are actually –

QUICK: not in legitimately gaining-- he said –

SORKIN: just that the concept is that a lot of those people who already are with you may not want to leave because of the taxes and therefore they will stay, arguably, longer and you can pay -- they'll pay a higher –

KERNEN: might as well keep it there for a while.

SORKIN: that make any sense to you?

SONNENSHEIN: sure. I think a lot of investors will stay with us. They have a positive experience being in Grayscale, opening this opportunity to them as early as 2015. whether it’s brokerage account, retirement account.

SORKIN: can you speak to the prospect of consolidation. Cause one of the other things we're talking about now a dozen or so of these things.

SONNENSHEIN: sure.

SORKIN: a year from now, if we're sitting together here at this table, are a dozen folks really selling? I mean maybe there is even more. in terms of major players?

SONNENSHEIN: it is a great question. We’re going to have to continue to monitor it. I did see anthony's answer this morning when he was sitting down with you, and i think he's pretty spot on. no pun intended. there will be some consolidation, right? you will see some of these products either peter out or you will see that a couple of them amass significant enough to still have relevance—

KERNEN: when was it when we decided it wasn't going to happen? remember when the SEC person was on and they said yeah we probably won't necessarily do it -- that wasn't that long ago.

SORKIN: six months ago.

KERNEN: was it six?

SONNENSHEIN: I mean when we filed our lawsuit, people gave us 30% odds of winning that court case. look where we ended up. we had a unanimous victory in the DC Circuit.

SORKIN: i want to go back to the consolidation idea. do you see yourself as a consolidator, meaning could you imagine trying to buy up other companies so you can have a bigger market share in this space, or do you stay strictly crypto, do you get into other types of funding mechanisms?

SONNENSHEIN: certainly anything is possible.

SORKIN: would you sell your company?

SONNENSHEIN: anything is possible. we have continued to file for other ETFs which i would love to come back and talk to you guys about, opening up new thematic categories of investing, such as privacy, where we're bringing together privacy within the digital asset realm and privacy within the equities realm as well.

SORKIN: final question, at least for me, the Barry Silbert of it all. So you had two board members, Barry was one of them, Digital Currency Group has been accused by letitia james of allegedly defrauding more than 230,000 investors, including 20,000 new yorkers, more than $1 billion. he stepped off your board about two, three weeks ago now, ahead of this. how much of that was a related issue, which was that you were worried you would not get approval if he was on your board and what does it say that he is still a big investor still in your company?

SONNENSHEIN: well first of all there was zero connection to GBTC's up listing, Barry stepping off the board. if anything, this entire community owes credit to Barry for thinking of launching Grayscale and Grayscale Bitcoin Trust in 2013. People thought he was insane that investors would want to access an exposure to crypto or bitcoin specifically in a regulated invest product. it is really his vision that has been carried out today.

SORKIN: Michael Sonnenshein, congratulations.

SONNENSHEIN: thank you.

SORKIN: quite a day, quite a day thanks.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.